July 27, 2016

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cognex Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 10, 2016
Form 10-Q for the Quarterly Period Ended April 3, 2016
Filed May 2, 2016
File No. 001-34218

Dear Mr. Cascio:

Cognex Corporation (the “Company”) is submitting this letter in response to a telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and as a supplement to the response letters previously filed by the Company with respect to its annual report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and the quarterly report on Form 10-Q for the quarterly period ended April 3, 2016. As discussed with the Staff, the Company is providing additional information to respond to comment number 2 set forth in the Staff’s letter to the undersigned dated June 17, 2016. For reference purposes, the text of such comment has been reproduced herein with the Company’s supplemented response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin, page 18

Comment 2: Please expand your response to prior comment 2 to (1) clarify the basis for your conclusion that a margin in the mid 70% range would be immaterial, and (2) address whether the preferred pricing arrangement with your material customer involves a material

Cognex Corporation        One Vision Drive        Natick, MA 01760-2059        (508) 650-3000        fax (508) 650-3333        www.cognex.com

Brian Cascio

Securities and Exchange Commission

July 27, 2016

change in margin during periods beyond your second quarter. Also tell us the extent that your margins would have changed during the periods presented absent your agreement with the material customer; your response should make clear the extent that you must make sales with margins that offset your preferred pricing to maintain historic margins.

Response to Comment 2:

The Company currently expects its gross margin to remain in the mid-to-high 70% range for the remainder of 2016, inclusive of the impact of the preferred pricing arrangement with its material customer. A gross margin at the lower end of this range would likely be associated with higher total revenue, which would result in a positive contribution to the Company’s operating income; therefore, the Company does not believe that a gross margin in the mid 70% range would be material to its results of operations.

The Company’s gross margin would have been approximately 30 basis points higher absent its agreement with the material customer in 2015 as compared to 2014 (please note that this impact is different from the 30 basis points attributed to increased sales of ID products in the Company’s prior response). The preferred pricing arrangement and increased sales of ID products contributed to a shift in revenue mix to relatively-lower margin products and services. As described in the Form 10-K, this shift in revenue mix, as well as the negative impact of changes in foreign currency exchange rates, was partially offset by lower inventory charges in 2015 as compared to 2014, to result in a slight decline in the gross margin from 78% in 2014 to 77% in 2015. None of these items, either favorable or unfavorable to the gross margin, were individually material (50 basis points or less).

The Company does not expect the preferred pricing arrangement with its material customer in and of itself to result in a material change in gross margin during future periods. This arrangement does not provide for incremental discounts based upon the volumes purchased or different pricing terms for periods beyond the second quarter. As a result, the impact on the Company’s gross margin percentage from this arrangement in any particular quarter is primarily the result of the mix of products and services provided to this customer during that quarter. In addition, the Company’s gross margins may be impacted by the level of this customer’s purchases in a particular quarter as compared to the total revenue recognized by the Company. A lower gross margin in this circumstance would likely be associated with higher total revenue, which would result in a positive contribution to the Company’s operating income as noted above.

The Company has discussed the gross margin impact of arrangements with material customers in prior filings when these items have had a material effect on the Company’s results of operations. For example, please refer to the Company’s Form 10-Q for the quarterly period ended July 5, 2015, which stated that the lower gross margin was due in part to “volume pricing discounts on certain large orders.” The Company will continue to describe material changes in its gross margin in future filings.

Brian Cascio

Securities and Exchange Commission

July 27, 2016

If you should have any further questions, please contact the undersigned at (508) 650-6363.

Sincerely,

/s/ Richard A. Morin

Richard A. Morin
Executive Vice President of
Finance and Administration
and Chief Financial Officer